UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 Under the
Securities Exchange Act of 1934

November 15, 2017

Commission File Number: 001-32482

WHEATON PRECIOUS METALS CORP.
(Exact name of registrant as specified in its charter)

Suite 3500, 1021 West Hastings Street
Vancouver, British Columbia
V6E 0C3
(604) 684-9648
(Address of principal executive offices)

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F    ☐             Form 40-F    ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____ 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____ 

Exhibit 99.1 to this report on Form 6-K shall be incorporated by reference into, or as an exhibit to, as applicable, the registrant’s Registration Statement on Form S-8 (File No. 333-128128) under the Securities Act of 1933, as amended.

EXPLANATORY NOTE
On June 6, 2006, the board of directors of the registrant amended the registrant’s Restricted Share Plan dated May 17, 2005 (the “Plan”). A copy of the Plan, as amended, was filed with the Securities and Exchange Commission on Form 6-K on March 4, 2015.
This report on Form 6-K is being filed with, and not furnished to, the Securities and Exchange Commission in order that this report on Form 6-K and Exhibit 99.1 attached hereto are incorporated by reference into the registrant’s Registration Statement on Form S-8 (File No. 333-128128) under the Securities Act of 1933, as amended.
DOCUMENTS FILED AS PART OF THIS FORM 6-K
See the Exhibit Index to this Form 6-K.

SIGNATURE
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WHEATON PRECIOUS METALS CORP.

November 15, 2017	By:	/s/ Curt D. Bernardi
		Name:	Curt D. Bernardi
		Title:	Senior Vice President, Legal
and Corporate Secretary

EXHIBIT INDEX

99.1	Restricted Share Plan (incorporated by reference to Exhibit 99.1 of the registrant’s Form 6-K (File No. 001-32482) filed with the Securities and Exchange Commission on March 4, 2015).